Exhibit 12.01

Ratio of Earnings to Fixed Charges and Preferred Dividends

The following table shows the ratio of earnings to fixed charges as well as the ratio of earnings to fixed charges and preferred dividends for the Company.

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Ratios of earnings to fixed charges (1):
Including deposit interest	4.24	4.28	4.11	3.11	2.69
Excluding deposit interest	8.24	8.54	7.06	6.69	5.96

Ratios of earnings to fixed charges and preferred dividends (1)(2):
Including deposit interest	4.24	4.28	4.11	3.11	2.69
Excluding deposit interest	8.24	8.54	7.06	6.69	5.96
(1) For purposes of calculating the ratio of earnings to fixed charges, fixed charges is the sum of (i) interest cost, including interest on deposits; and (ii) that portion of rent expense estimated to be representative of the interest factor.
(2) For purposes of calculating the ratio of earnings to fixed charges and preferred stock dividends, divide earnings by the sum of fixed charges and preferred stock dividends.